Exhibit 99.1

For immediate release

PreMD’s New Handheld PREVU* Reader Cleared by Health Canada

Toronto, Ontario (August 8, 2006) --- Predictive medicine company PreMD Inc. (TSX: PMD; Amex: PME) today announced that its second-generation spectrometer, or color reader, for the PREVU* Point of Care (POC) Skin Sterol Test has been cleared for sale by Health Canada’s Therapeutic Products Directorate (TPD).

“This clearance allows the new reader to be marketed in Canada and follows on the CE Mark designation we recently received for the reader in Europe,” said Dr. Brent Norton, President and Chief Executive Officer. “We anticipate that this standalone, portable reader will enhance the appeal of PREVU* POC in all markets.”

The new reader was developed in conjunction with Boehringer Ingelheim microParts GmbH and will be manufactured in the United States by Jabil Circuit Inc. (NYSE: JBL).

About PREVU*POC Skin Sterol Test
PREVU* non-invasively measures the amount of cholesterol (sterol) that has accumulated in the skin tissues, as opposed to blood. There is no fasting or other patient preparation required for the test. Clinical studies have shown that as cholesterol accumulates on artery walls it also accumulates in other tissues, including the skin. High levels of skin sterol are correlated with higher incidence of coronary artery disease (CAD). PREVU* POC is cleared for sale in Canada, the U.S. and Europe where it is available for sale to medical professionals.

About PreMD
PreMD Inc. is a world leader in predictive medicine, dedicated to developing rapid, non-invasive tests for the early detection of life-threatening diseases. PreMD’s cardiovascular products, which are branded as PREVU* Skin Sterol Test, are licensed worldwide to McNeil Consumer Healthcare. The company’s cancer tests include ColorectAlert™, LungAlert™ and a breast cancer test. PreMD’s head office is located in Toronto, and its research and product development facility is at McMaster University in Hamilton, Ontario. For further information, please visit www.premdinc.com.

For more information about PREVU*, please visit www.prevu.com or call 1-866-283-8328 (North America) or 00-800-8283-8328 (Europe), or email yourvoice@mccca.jnj.com.

This news release contains forward-looking statements. These statements involve known and unknown risks and uncertainties, which could cause the Company’s actual results to differ materially from those in the forward-looking statements. Such risks and uncertainties include, among others, the successful development or marketing of the Company’s products, the competitiveness of the Company’s products if successfully commercialized, the lack of operating profit and availability of funds and resources to pursue R&D projects, the successful and timely completion of clinical studies, product liability, reliance on third-party manufacturers, the ability of the Company to take advantage of business opportunities, uncertainties related to the regulatory process, and general changes in economic conditions.

In addition, while the Company routinely obtains patents for its products and technology, the protection offered by the Company’s patents and patent applications may be challenged, invalidated or circumvented by our competitors and there can be no guarantee of our ability to obtain or maintain patent protection for our products or product candidates.

Investors should consult the Company’s quarterly and annual filings with the Canadian and U.S. securities commissions for additional information on risks and uncertainties relating to the forward-looking statements. Investors are cautioned not to rely on these forward-looking statements. PreMD is providing this information as of the date of this press release and does not undertake any obligation to update any forward-looking statements contained in this news release as a result of new information, future events or otherwise.

* Trademark
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For more information, please contact:
Sarah Borg-Olivier
Director, Communications
Tel: 416-222-3449 ext. 27
Email: sbolivier@premdinc.com